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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   )*

                          Chester Valley Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    166335109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              C. Edward Jordan, Jr.
                            Executive Vice President
                             Commerce Bancorp, Inc.
                                 Commerce Atrium
                               1701 Route 70 East
                           Cherry Hill, NJ 08034-5400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:

                               Lawrence R. Wiseman
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                             Philadelphia, PA 19103
                            Facsimile: (215) 569-5555

                                February 23, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 166335109                         SCHEDULE 13D
1.   NAME OF REPORTING PERSONS.  I.R.S. NUMBERS OF ABOVE PERSONS (ENTITIES
     ONLY)
     Commerce Bancorp, Inc.   22-2433468

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)      | |
                                                                  (b)      |X|
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    | |
     Not applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     NJ

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                              217,410
BENEFICIALLY               8.       SHARED VOTING POWER
OWNED BY                             0
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           217,410
PERSON                     10.      SHARED DISPOSITIVE POWER
WITH                                0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     217,410

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                | |
     Not applicable.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.6%

14.  TYPE OF REPORTING PERSON
     CO

Item 1. Security and Issuer.
        --------------------

     This statement relates to the common stock, par value $1.00 per share (the "CVB Common Stock"), of Chester Valley Bancorp, Inc. (the "CVB"). CVB's principal executive offices are located at 100 East Lancaster Avenue, Downingtown, Pennsylvania 19335.

Item 2. Identity and Background.
        ------------------------

          (a) Name: This statement is being filed by Commerce Bancorp, Inc. ("CBH"). The filing of this statement shall not be construed as an admission (i) that CBH is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this Schedule, or (ii) that this Schedule is legally required to be filed by CBH.

         (b) Residence or Business Address: The business address of CBH is Commerce Atrium, 1701Route 70 East, Cherry Hill, New Jersey, 08034-5400

         (c) Principal Occupation/Business:

         CBH is a multi-bank holding company headquartered in Cherry Hill, New Jersey which operates five nationally chartered bank subsidiaries: Commerce Bank, N.A., Cherry Hill, New Jersey ("Commerce NJ"), Commerce Bank/Pennsylvania, N.A., Devon, Pennsylvania ("Commerce PA"), Commerce Bank/Shore, N.A., Toms River, New Jersey ("Commerce Shore"), Commerce Bank/Delaware, N.A., Wilmington, Delaware ("Commerce Delaware"), Commerce Bank/Central, N.A., Flemington, New Jersey ("Commerce Central") and one state chartered bank subsidiary, Commerce Bank/North, Ramsey, New Jersey ("Commerce North"). These six bank subsidiaries have 120 retail branch offices in New Jersey, Pennsylvania and Delaware.

         CBH, through its six bank subsidiaries, provides a full range of retail and commercial services to individuals and businesses. These services include free checking accounts for customers maintaining certain minimum balances, savings programs, money market accounts, negotiable orders of withdrawal ("NOW") accounts, certificates of deposit, safe deposit facilities, consumer loan programs, home equity and Visa Gold(TM) card revolving lines of credit, overdraft checking, automated teller facilities and expanded banking hours. Lending services include commercial, residential, construction, real estate, term and installment loans. Corporate trust services are offered by Commerce NJ and Commerce PA. CBH operates one nonbank subsidiary, Commerce Capital Markets, Inc.,Philadelphia, Pennsylvania ("CCMI"), which engages in certain securities activities permitted to bank holding company subsidiaries under Section 20 of the Glass-Steagall Act.

         In addition, CBH, through Commerce National Insurance Services, Inc., a non- bank subsidiary of Commerce North ("Commerce National"), operates an insurance brokerage firm concentrating on commercial property, casualty and surety as well as personal lines. Commerce National also offers a line of employee benefit programs including both group as well as individual medical, life, disability and pension. Commerce National places insurance for clients in multiple states, primarily Delaware, New Jersey and Pennsylvania.

         Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of CBH's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) Criminal Convictions: During the past five years, neither CBH nor, to CBH's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Court or Administrative Proceedings: During the past five years, neither CBH nor, to CBH's knowledge, any person named in Schedule I to this
Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: CBH is New Jersey business corporation. All of the directors and executive officers of CBH named in Schedule I to this Schedule 13D are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         CBH purchased its shares of CVB Common Stock in a number of transactions from January 1, 1998 through February 23, 2000 for an aggregate purchase price of $3,890,805.81. The source of funds was CBH's general working capital.

Item 4. Purpose of Transaction.
        -----------------------

         CBH acquired the shares of CVB Common Stock reported hereby as an investment. CBH intends to review its investment in CVB on a continuing basis and may, at any time, consistent with CBH's obligations under the federal securities laws, determine to increase or decrease its ownership of CVB Common Stock through purchases or sales of CVB Common Stock in the open market or in privately-negotiated transactions. Such determination will depend on various factors, including CVB's business prospects, other developments concerning CVB, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to CBH regarding its investment in CVB.

         Neither CBH nor, to CBH's knowledge, any person named in Schedule I to this Schedule 13D has at this time have any plans or proposals with respect to CVB as described in Items 4(a)-(j) of Schedule 13D. CBH retains its right to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of the Company's securities and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

         (a) Beneficial Ownership

         Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.

         CBH is the beneficial owners of an aggregate of 217,410 shares of CVB Common Stock. Based on CVB's most recent public filings, this represents beneficial ownership of 5.6% of the CVB's Common Stock. To CBH 's knowledge, no shares of CVB Common Stock are beneficially owned by any of the persons named in
Schedule I to this Schedule 13D

         (b) Voting and Dispositive Powers

         Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.

         CBH has the sole power to vote and dispose of 217,410 shares of CVB Common Stock.

         (c) Transactions in Securities of CVB During the Past Sixty Days Other than as set forth herein, neither CBH, nor, to CBH's knowledge, any person named in Schedule I to this Schedule 13D have made any purchase or sales of CVB's securities during the sixty (60) days preceding the date of this Schedule 13D.

         (d) Dividends and Proceeds
             Not applicable.


         (e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company's Stock

            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

            Not applicable.

Item 7. Material to be Filed as Exhibits.

            None.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of CBH's knowledge and belief, CBH certifies that the information set forth in this statement is true, complete and correct.


                                             COMMERCE BANCORP, INC.
Dated:    March 3, 2000
      ---------------------

                                             By: /s/ C. Edward Jordan, Jr.
                                                 -------------------------------
                                                 Name:  C. Edward Jordan, Jr.
                                                 Title: Executive Vice President

                                   Schedule I


                EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF CBH

-------------------------------------------------------------------------------------------------
NAME                         PRINCIPAL OCCUPATION OR EMPLOYMENT
 ------------------------------------------------------------------------------------------------
Vernon W. Hill, II           Chairman and President of CBH; Chairman and President of Commerce
                             NJ; Chairman and President of Commerce PA; Chairman of Commerce
                             Shore, Commerce Central, Commerce Delaware and Commerce North

C. Edward Jordan, Jr.        Executive Vice President and Director of CBH; Executive Vice
                             President and Director of Commerce NJ; Director of Commerce PA

Joseph E. Buckelew           Director of CBH, Commerce NJ, Commerce Shore and Commerce PA;
                             President of Commerce Shore; Chairman of Commerce National

Peter M. Musumeci, Jr.       Executive Vice President and Senior Credit Officer of CBH and
                             Treasurer and Assistant Secretary of CBH; Executive Vice President
                             of Commerce NJ; Director of Commerce Shore

Robert D. Falese, Jr.        Executive Vice President and Senior Loan Officer of Commerce NJ

Dennis M. DiFlorio           Executive Vice President of Commerce NJ; Director of Commerce North

David Wojcik                 Senior Vice President of CBH

Thomas J. Sukay              Senior Vice President of CBH

         All individuals named in the above table are employed by CBH, or an affiliate of CBH. The address of CBH's principal executive office is Commerce Atrium, 1701 Route 70 East, Cherry Hill, New Jersey, 08034-5400.

                                SCHEDULE I CON'T


                          NON-EMPLOYEE DIRECTORS OF CBH

-------------------------------------------------------------------------------------------------
                                                                       NAME AND ADDRESS OF
                             PRINCIPAL OCCUPATION                      CORPORATION OR
          NAME               OR EMPLOYMENT                             OTHER ORGANIZATION IN
                                                                       WHICH EMPLOYED
-------------------------------------------------------------------------------------------------
Robert C. Beck               Partner of the law firm of Parker,
                             McCay & Criscuolo.                        Marlton, New Jersey

David Baird, IV              President of Haddonfield Lumber           Cherry Hill, New Jersey
                             Company, Inc.

Jack R Bershad               Partner and Chairman Emeritus of the
                             law firm of Blank Rome Comisky &          Philadelphia, Pennsylvania
                             McCauley LLP

Morton N. Kerr               President of Markeim-Chalmers, Inc.,
                             Realtors                                  Cherry Hill, New Jersey

Steven M. Lewis              President of U.S. Restaurants, Inc.       Blue Bell, Pennsylvania
                                      AND
                             President of S. J. Dining, Inc.

Daniel J. Ragone             Chairman and President of Ragone,
                             Raible, Lacatena & Beppel, C.P.A.,        Haddonfield, New Jersey
                             and its predecessor firms

William A. Schwartz, Jr.    Chairman, President and Chief Executive
                            Officer of U.S. Vision,                    Glendora, New Jersey
                            and its predecessor firms

Joseph T. Tarquini, Jr.     President of The Tarquini Organization,
                            A.I.A. and its predecessor firms           Camden, New Jersey

Frank C. Videon, Sr.        Owner of Frank C. Videon Funeral Home      Broomall, Pennsylvania